Exhibit 99.2

Mandalay Digital to Acquire Appia, the Leading Independent App Install Platform; Name to Change to Digital Turbine

Transformational Transaction To Create Single, Unique, Mobile App and Ad Ecosystem Across Android and iOS

Advances Vision to Get the Right Apps to the Right User at the Right Time

MNDL Stock to be Issued At Agreed-Upon Value of $4.50 per Share

Significant Revenue Synergy Potential; Immediate Cost Savings Anticipated

Los Angeles, CA and Durham, NC – November 13, 2014 – Mandalay Digital Group, Inc. (NASDAQ: MNDL), the company empowering operators and Original Equipment Manufacturers (OEMs) around the globe with end-to-end mobile solutions, today announced it has entered into a definitive merger agreement to acquire Appia, the leading independent mobile user acquisition network.

Under the terms of the agreement, Mandalay Digital will issue at closing a number of shares and stock options to purchase its common stock equivalent to $100 million less Appia’s net debt and transaction expenses (subject to working capital adjustments), at an agreed-upon value for Mandalay Digital common stock of $4.50 per common share. Based on an estimate of Appia’s net debt at closing, including transaction fees and expenses, Appia stockholders would receive in the aggregate approximately 19 million shares, representing pro forma ownership of the combined company of approximately 33%. Mandalay Digital is acquiring Appia’s equity for $65 million based on its closing stock price as of November 12 of $3.40. Mandalay Digital will assume approximately $10 million of Appia indebtedness, which Mandalay expects to refinance. The transaction, which has been approved by the boards of directors of Mandalay Digital and Appia, is subject to Mandalay Digital stockholder and other customary approvals, and is expected to close in the first quarter of calendar 2015. Mandalay Digital, which operates through its Digital Turbine subsidiary, intends to change its name to Digital Turbine during the month of January 2015 or at the transaction’s close if earlier.

“This combination is transformational for Mandalay Digital, and will enhance the combined company’s competitive positioning by delivering a superior revenue opportunity for operator and OEM customers,” stated Bill Stone, Mandalay Digital’s CEO. “Appia’s platform fits hand-in-glove with Digital Turbine’s app installations, creating a single marketplace that we are confident expands our global reach, accelerates our growth, and creates a scalable, low-capex business model that will drive incremental EBITDA and free cash flow.”

“As a key Mandalay Digital partner, we have been amazed at the revenue per device metrics from Mandalay’s recent operator launches, including Verizon, and could not be more excited to join forces,” stated Jud Bowman, founder and CEO of Appia. “Appia’s global reach, industry leading technology and scale, and unparalleled network of advertisers and publishers make us a critical component of Digital Turbine’s end-to-end app install platform for operators, OEMs, and advertisers.”

Appia had unaudited revenues of $30 million for the twelve months ended September 30, 2014. The combined company has the opportunity to achieve up to $14 million in revenue synergies during the fiscal year ending March 31, 2016 and thereafter, predicated on Mandalay’s achievement of its internal strategic standalone forecast. Mandalay Digital has also identified approximately $2 million in potential annual cost synergies from overlapping campaign management and CPI-infrastructure functions, as well as duplicative corporate headcount. Mandalay Digital expects to achieve gross profit, EBITDA and cash flow growth from the realization of these revenue and cost synergies in fiscal 2016 and thereafter.

Digital Turbine is a champion of the carrier ecosystem in the wireless community, specializing in monetizing mobile content, games, payment, commerce, music, streaming and eBook applications for wireless carriers and OEMs alike. Appia provides the technology, infrastructure, and scale to provide higher lifetime value users for advertisers, while driving positive return on ad spend. Together with Appia, Digital Turbine will offer a complete end-to-end solution for carriers and OEMS enabling them to get the right apps to the right user at the right time.

The expected benefits to Mandalay Digital of the Appia acquisition include:

•	Mandalay Digital will own the largest independent app install network

•	A global mobile ad network with active campaigns in over 200 countries across Android and iOS;

•	Combined access to more than 1,000 campaigns and hundreds of advertisers and agencies, including 60 of the top 100 grossing apps on the App Store and Google Play;

•	Rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform, supporting growth in advertising revenue;

•	Expanded, complementary operator relationships, including Telcel Mexico, Claro in South America and Metro PCS in the USA;

•	Direct access to leading publishers and advertisers, building a marketplace of scale to leverage advertising opportunities and increase revenue streams for carriers;

•	Appia’s talent pool with deep expertise, management and capabilities in ad tech to help ensure professional execution;

•	Addition of two Appia appointees to the Mandalay Digital board of directors, including Appia’s founder and CEO Jud Bowman;

•	Highly regarded new shareholders—Appia’s long-term strategic investors include Trident Capital, Venrock, DCM, Noro-Moseley Partners, Wakefield Group, Relay Ventures and Eric Schmidt’s TomorrowVentures.

“When 86% of the time spent on mobile is on mobile apps, coupled with the multi-billion dollar revenue opportunities generated from app-installs on existing platforms, we believe this acquisition positions Mandalay Digital for significant growth,” stated Mr. Stone. “As Mandalay Digital scales its Ignite and IQ products, acquiring Appia, the largest independent app install network, will enable us to better serve our customers with direct access to inventory and campaigns. App install and ad revenue are Mandalay Digital’s fastest growing revenue streams and this acquisition provides the opportunity to continue to build on our current momentum.”

The shares to be issued to Appia stockholders are subject to a lockup and will be released from the lockup in three equal tranches, on the 6-, 9-, and 12-month anniversaries of the closing, respectively.

In connection with this transaction, Needham & Company provided a fairness opinion to Mandalay Digital’s board of directors.

Conference Call

Management will discuss this transaction on its fiscal second quarter 2015 financial results conference call taking place today at 4:30 p.m. ET. To participate, interested parties should dial 866-652-5200 in the United States or 412-317-6060 from international locations, conference ID 10055432. A webcast of the conference call will be available at ir.mandalaydigital.com with an accompanying slide presentation that may be accessed on that page and through the webcast link.

A playback of the call will be available until November 20, 2014 by dialing 877-344-7529 within the United States or 412-317-0088 from international locations, passcode 10055432.

About Mandalay Digital Group & Digital Turbine

Mandalay Digital Group, Inc., through its wholly owned subsidiary, Digital Turbine, provides mobile solutions for wireless carriers globally to enable them to better monetize mobile content. The Company’s products include mobile application management through DT Ignite, user experience and discovery through DT IQ, application stores and content through DT Marketplace, and content management and mobile payments through DT Pay. With global headquarters in Los Angeles, and offices in the U.S., Asia Pacific and EMEA, Mandalay Digital’s solutions are used by more than 31 million consumers each month across more than 20 global operators. For additional information, visit www.mandalaydigital.com.

About Appia

Appia is the leading independent mobile user acquisition network. Appia has delivered more than 85 million app installs for hundreds of advertisers, including 60 of the top 100 grossing apps on the App Store and Google Play. Appia provides the technology, infrastructure, and scale to provide higher lifetime value users for advertisers while driving positive return on ad spend. In addition, Appia partners with a diverse set of publishers including app developers, mobile websites, and carriers to maximize their advertising revenue. Appia has been recognized for its leadership in the mobile ad tech space by Inc 500|5000, AlwaysOn’s OnMobile Top 100 Private Companies, The Wall Street Journal’s Top 50 Venture Backed Companies, and The Stevie Award for Most Innovative Tech Company. Appia is backed by leading venture capital firms including Venrock, Trident Capital, DCM, and Eric Schmidt’s TomorrowVentures. Currently Appia operates in multiple offices worldwide including San Francisco, Singapore, Durham, Cork, and Mexico City. More information is available at www.appia.com, @Appia, and Appia’s Blog.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Mandalay Digital intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to our investor relations or proxy solicitation firm listed below.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases, revenue and product synergies, cost savings, product or competitive enhancements and any other statement that may be construed as a prediction of future performance or events, including that Appia’s technology will enhance Mandalay Digital’s existing products or foster new technology innovation, perceived benefits from the business combination to the surviving company, or that the acquisition will result in increased revenue, cost savings and better competitive position, or that Mandalay Digital will successfully integrate Appia’s technology, are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; the ability to achieve internal strategic forecasts; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen challenges related to relationships with operators, publishers and advertisers and expanding and maintaining those relationships; the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic relationships in the future or at all, including the ability to leverage advertising opportunities effectively and increase revenue streams for carriers; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations, varying and often unpredictable levels of orders, the challenges inherent in technology development necessary to maintain the Company’s competitive advantage; the potential for unforeseen or underestimated cash requirements necessary to enable the transaction synergies to be realized, and other risks including those described from time to time in Mandalay Digital Group’s filings on Forms 10-K and 10-Q with the SEC, press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, contact:

Laurie Berman/Matt Sheldon

PondelWilkinson Inc.

(310) 279-5980

pwinvestor@pondel.com

Mark Harnett

MacKenzie Partners, Inc.

(212) 929-5500

proxy@mackenziepartners.com